Yuantong Wang

Huaizhong Health Group, Inc.

Tianan Technology Park

13/F Headquarters Center Building 16

555 Panyu North Ave, Panyu District,

Guangzhou City, China

Email: dennistan1612@gmail.com

May 24, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Attention:	Mr. Robert Babula

Mr. Gus Rodriguez

Re:	Huaizhong Health Group, Inc. Form 10-K for the Fiscal Year Ended October 31, 2022 Filed March 27, 2023 File No. 000-55369

To the Reviewing Staff Members of the Commission:

On behalf of Huaizhong Health Group, Inc., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 12, 2023 on the Company’s Form 10-K for the Fiscal Year Ended October 31, 2022 filed on March 27, 2023 (the “Form 10-K”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended October 31, 2022

Business, page 4

1.

Given that you report having your principal executive office in China, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China-Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address.

https://www.sec.gov/corpfin/sample-letter-china-based-companies

Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. The disclosures requested in samples comments 2, 11, and 13, related to whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

This comment will also apply to the disclosures that you provide in the Form 8-K amendment that will be required to address the following comment, concerning your acquisition of Sannong Youxuan (BVI) Limited on March 27, 2023.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Form 10-K Amendment in accordance with the Staff’s instructions.

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Form 8-K filed March 27, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.

We understand from your disclosure in the current report that you acquired Sannong Youxuan (BVI) Limited on March 27, 2023, and that immediately before the transaction you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934. You explain that the entity acquired was formed in 2016 and has been active in the business of supplemental nutrition products distribution.

Please amend your report to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, as required by Item 2.01(f) and Item 9.01 of Form 8-K, including the historical and pro forma financial statements prescribed by Articles 8 and 11 of Regulation S-X. All of this information was required to be filed within four days of the transaction..

Response: In response to the Staff’s comments, we would like to request an extension to the filing deadline for our response to this comment as the Company is in the process of preparing the Form 10 and the auditing of the Sannong Youxuan will take several months. We are requesting that this deadline can be extended to August 23, 2023. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by August 23, 2023.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact me at .

Very truly yours,
	By:	/s/ Yuantong Wang
	Name:	Yuantong Wang

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